Exhibit 99.1

Cash Store Financial to Hold Third Quarter results conference call and webcast on July 28, 2011

EDMONTON, July 20, 2011 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial") (TSX:CSF & NYSE:CSFS) today announced that it will hold its management conference call and webcast with shareholders, analysts and institutional investors to discuss its third quarter results for the three and nine months ended June 30th, 2011, on Thursday, July 28, 2011, at 11:00 a.m. ET (9:00 a.m. MT).  The results will be released after market close on Wednesday, July 27, 2011.

The conference call may be accessed by dialing toll-free 1-888-231-8191 and providing the conference ID 85231424.  It will also be broadcast live via the Internet at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3608880.

A replay of the conference call will be available until August 4th, 2011, by dialing 416-849-0833 or toll-free 1-855-859-2056 and providing the conference ID 85231424.

Cash Store Financial

Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). The Company also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 574 branches across Canada under the banners: Cash Store Financial and Instaloans.  Cash Store Financial also operates eight branches in the UK.

Cash Store Financial and Instaloans primarily act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Media are invited to participate by telephone or by webcast.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd., or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. Forward looking information contains statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this News Release contains forward-looking statements in connection with the Cash Store Financial's goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form ("AIF") dated November 29, 2010, under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.  All dollar amounts contained in this presentation are in Canadian dollars.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or, Nancy Bland, Chief Financial Officer, (780) 732-5683.

CO: The Cash Store Financial Services Inc.

CNW 16:34e 20-JUL-11